SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*


                   Integra LifeSciences Holdings Corporation
                                (Name of Issuer)


                          Common stock, $.01 par value
                         (Title of Class of Securities)

                                   457985208
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------
CUSIP No.   457985208                  13G
--------------------
------- -----------------------------------------------------------------------
1       NAME OF REPORTING PERSON: Richard E. Caruso, Ph.D.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
------- -----------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |X|
        (b) |_|
------- -----------------------------------------------------------------------
3       SEC USE ONLY
------- -----------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------- ---- -----------------------------
                                             5    SOLE VOTING POWER
                 NUMBER OF
                                                  74,456 shares*
                  SHARES
                                             ---- -----------------------------
               BENEFICIALLY                  6    SHARED VOTING POWER

                 OWNED BY                         7,133,543*
                                             ---- -----------------------------
                                             7    SOLE DISPOSITIVE POWER
                   EACH
                                                  74,456*
             REPORTING PERSON
                                             ---- -----------------------------
                                             8    SHARED DISPOSITIVE POWER
                   WITH:
                                                  7,133,543*
------- -----------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,207,999 shares*
------- -----------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)

------- -----------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        26.1%*
------- -----------------------------------------------------------------------
12      TYPE OF REPORTING PERSON (See Instructions)

        IN
------- -----------------------------------------------------------------------

*Includes 70,000 shares of common stock that may be acquired upon exercise of options as of or within 60 days of February 1, 2006. Dr. Caruso disclaims beneficial ownership of the shares owned by Tru St Partnership LP, Provco Leasing Corporation and The Uncommon Individual Foundation as described in this
Schedule 13G (Amendment No. 4) except to the extent of his pecuniary interest therein.

--------------------
CUSIP No.   457985208                13G
--------------------
------- -----------------------------------------------------------------------
1       NAME OF REPORTING PERSON:  Tru St Partnership LP
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
------- -----------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |X|
        (b) |_|
------- -----------------------------------------------------------------------
3       SEC USE ONLY
------- -----------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Pennsylvania
-------------------------------------------- ---- -----------------------------
                                             5    SOLE VOTING POWER
                 NUMBER OF
                                                  0
                  SHARES
                                             ---- -----------------------------
               BENEFICIALLY                  6    SHARED VOTING POWER

                 OWNED BY                         7,091,205 shares
                                             ---- -----------------------------
                                             7    SOLE DISPOSITIVE POWER
                   EACH
                                                  0
             REPORTING PERSON
                                             ---- -----------------------------
                                             8    SHARED DISPOSITIVE POWER
                   WITH:
                                                  7,091,205 shares
------- -----------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,091,205 shares
------- -----------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)

------- -----------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        25.7%
------- -----------------------------------------------------------------------
12      TYPE OF REPORTING PERSON (See Instructions)

        PN
------- -----------------------------------------------------------------------

--------------------
CUSIP No.   457985208                 13G
--------------------

------- -----------------------------------------------------------------------
1       NAME OF REPORTING PERSON:  Provco Leasing Corporation
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
------- -----------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |X|
        (b) |_|
------- -----------------------------------------------------------------------
3       SEC USE ONLY
------- -----------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------- ---- -----------------------------
                                             5    SOLE VOTING POWER
                 NUMBER OF
                                                  0
                  SHARES
                                             ---- -----------------------------
               BENEFICIALLY                  6    SHARED VOTING POWER

                 OWNED BY                         7,114,543 shares
                                             ---- -----------------------------
                                             7    SOLE DISPOSITIVE POWER
                   EACH
                                                  0
             REPORTING PERSON                ---- -----------------------------
                                             8    SHARED DISPOSITIVE POWER
                   WITH:
                                                  7,114,543 shares
------- -----------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,114,543 shares
------- -----------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)


------- -----------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        25.8%
------- -----------------------------------------------------------------------
12      TYPE OF REPORTING PERSON (See Instructions)

        CO
------- -----------------------------------------------------------------------

--------------------
CUSIP No.   457985208                 13G
--------------------

------- -----------------------------------------------------------------------
1       NAME OF REPORTING PERSON:  The Uncommon Individual Foundation
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
------- -----------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |X|
        (b) |_|
------- -----------------------------------------------------------------------
3       SEC USE ONLY
------- -----------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Pennsylvania
-------------------------------------------- ---- -----------------------------
                                             5    SOLE VOTING POWER
                 NUMBER OF
                                                  0
                  SHARES
                                             ---- -----------------------------
               BENEFICIALLY                  6    SHARED VOTING POWER

                 OWNED BY                         19,000 shares
                                             ---- -----------------------------
                                             7    SOLE DISPOSITIVE POWER
                   EACH
                                                  0
             REPORTING PERSON                ---- -----------------------------
                                             8    SHARED DISPOSITIVE POWER
                   WITH:
                                                  19,000 shares
------- -----------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        19,000 shares
------- -----------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)


------- -----------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0.1%
------- -----------------------------------------------------------------------
12      TYPE OF REPORTING PERSON (See Instructions)

        CO
------- -----------------------------------------------------------------------

Item 1.

         (a) Name of Issuer:  Integra LifeSciences Holdings Corporation

         (b) Address of Issuer's Principal Executive Offices: 311 Enterprise Drive, Plainsboro, New Jersey 08536

Item 2.

         (a) Name of Person Filing: See (c) below.

         (b) Address of Principal Business Office or, if none, Residence: See
            (c) below.

         (c) Citizenship:

                  Richard E. Caruso Ph.D.
                  795 East Lancaster Ave., Suite 200
                  Villanova, Pennsylvania  19085
                  United States citizen

                  Tru St Partnership LP
                  795 East Lancaster Ave., Suite 200
                  Villanova, Pennsylvania  19085
                  Pennsylvania limited partnership

                  Provco Leasing Corporation
                  209B Baynard Building
                  3411 Silverside Road
                  Wilmington, Delaware  19810
                  Delaware corporation

                  The Uncommon Individual Foundation
                  795 East Lancaster Ave., Suite 204
                  Villanova, Pennsylvania  19085
                  Pennsylvania corporation

         (d) Title of Class of Securities: common stock, $.01 par value.

         (e) CUSIP Number: 457985208

Item 3.           Not applicable.

Item 4. Ownership: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a) Amount beneficially owned:  As of December 31, 2006, Dr.
                      Caruso may be deemed the beneficial owner of 7,207,999 shares of common stock. He individually holds 4,456 shares and holds options to purchase 70,000 shares of common stock that are exercisable within 60 days of February 1, 2007. Tru St Partnership LP ("Tru St") may be deemed the beneficial owner of 7,091,205 shares of common stock. Dr. Caruso is the president and sole director of Provco Leasing Corporation ("Provco Leasing"). Provco Leasing is the corporate general partner of Tru St.

                      Provco Leasing is also the beneficial owner of 23,338 shares of common stock. The Uncommon Individual Foundation is the beneficial owner of 19,000 shares of common stock. Dr. Caruso is the founder and chief executive officer of The Uncommon Individual Foundation. Dr. Caruso disclaims beneficial ownership of shares held by Tru St, Provco Leasing and The Uncommon Individual Foundation except to the extent of his pecuniary interest therein.

                  (b) Percent of Class: Based on 27,519,238 shares of the
                      Issuer's common stock outstanding as of November 30, 2006 as reported in Schedule 13D (Amendment No. 3) of Stuart M. Essig dated December 6, 2006: Dr. Caruso may be deemed the beneficial owner of 26.1% of the Issuer's common stock; Tru St, may be deemed the beneficial owner of 25.7% of the Issuer's common stock; Provco Leasing may be deemed the beneficial owner of 25.8% of the Issuer's common stock and The Uncommon Individual Foundation may be deemed the beneficial owner of 0.1% of the Issuer's common stock.

                  (c) The Reporting Persons have the power to vote or dispose of the number of shares as follows:

                           (i) Sole power to vote or direct the vote. Dr. Caruso may be deemed to have sole power to vote or direct the vote of 74,456 shares of common stock based on his ownership of 4,456 shares and options to purchase 70,000 shares of common stock that are exercisable within 60 days of February 1, 2007.

                           (ii) Shared power to vote or direct the vote. Dr. Caruso, Tru St, Provco Leasing and The Uncommon Individual Foundation may be deemed to share the power to vote or direct the vote with respect to 7,091,205 shares of common stock. Dr. Caruso and Provco Leasing may be deemed to share the power to vote or direct the vote with respect to 23,338 shares of common stock. Dr. Caruso and The Uncommon Individual Foundation may be deemed to share the power to vote or direct the vote with respect to 19,000 shares of common stock.

                           (iii)    Sole power to dispose or direct the
                                    disposition. Dr. Caruso has sole power to dispose or control the disposition of 74,456 shares of common stock based on his ownership of 4,456 shares and options to purchase 70,000 shares of common stock that are exercisable within 60 days of February 1, 2007.

                            (iv) Shared power to dispose or direct the disposition. Dr. Caruso, Tru St and Provco Leasing may be deemed to have shared power to dispose of or shared power to direct the disposition of 7,091,205 shares of common stock. Dr. Caruso and Provco Leasing may be deemed to have shared power to dispose of or shared power to direct the disposition of 23,338 shares of common stock. Dr. Caruso and The Uncommon Individual Foundation may be deemed to have shared power to dispose of or direct the disposition of 19,000 shares of common stock.

Item 5.           Ownership of Five Percent or less of a Class:

                  Not applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group:

                  Exhibit A attached hereto identifies each member of the group filing this Schedule 13G/A pursuant to Rule 13d-1(c).

Item 9.           Notice of Dissolution of Group:
                  Not applicable

Item 10.          Certification:  Not applicable.


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 1, 2007                   /s/ Richard E. Caruso
                                            -----------------------------------
                                            Richard E. Caruso, Ph.D.


TRU ST PARTNERSHIP LP
Provco Leasing Corporation, G.P.


By:  /s/ Richard E. Caruso
     ---------------------
Its: President


PROVCO LEASING CORPORATION


By:  /s/ Richard E. Caruso
     ----------------------
Its: President

THE UNCOMMON INDIVIDUAL FOUNDATION


By:  /s/ Richard E. Caruso
     ----------------------
Its: President

                                   Exhibit Index

Exhibit                            Title                      Page No.

Exhibit A                          Group Members                 12

Exhibit B                          Joint Filing Agreement        13

                                    EXHIBIT A


                                  Group Members


                            Richard E. Caruso, Ph.D.
                              Tru St Partnership LP
                           Provco Leasing Corporation
                       The Uncommon Individual Foundation

                                    EXHIBIT B

                             Joint Filing Agreement

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G/A (including amendments thereto) with respect to the common stock, par value $.01 per share of Integra LifeSciences Holdings Corporation, and further agree that this Joint Filing Agreement be included as Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 1st day of February 2007.


TRU ST PARTNERSHIP LP
Provco Leasing Corporation, G.P.


By:  /s/ Richard E. Caruso                  By: /s/ Richard E. Caruso
     ---------------------------                ----------------------------
Its: President                                  Richard E. Caruso, Ph.D.


PROVCO LEASING CORPORATION


By:  /s/ Richard E. Caruso
     -----------------------------
Its: President

THE UNCOMMON INDIVIDUAL FOUNDATION


By:  /s/ Richard E. Caruso
     -----------------------------
Its: President